UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CARBONITE, INC.

(Name of Subject Company)

CARBONITE, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Mohamad Ali

President and Chief Executive Officer

CARBONITE, INC.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Telephone (617) 587-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Thomas A. Cole

Beth E. Flaming

Matthew J. Rizzo

Sidley Austin LLP

1 South Dearborn Street

Chicago, IL 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, this “Statement”) relates is Carbonite, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is Two Avenue de Lafayette, Boston, Massachusetts 02111. The Company’s telephone number at this address is (617) 587-1100.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of January 2, 2015, there were 27,207,723 Shares issued and outstanding (not including 2,009 Shares that were held in the treasury of the Company). In addition, as of January 2, 2015, 3,344,501 Shares were subject to outstanding options to purchase Shares (each, an “Option”), 853,027 Shares were subject to outstanding restricted stock units (each, an “RSU”) and 22,500 Shares were subject to outstanding restricted stock awards (each such award, a “Restricted Stock Award”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1—Name and Address” above. The Company’s website address is www.carbonite.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by Copper Holdings, Inc., a Delaware corporation (the “Offeror”), which, according to the Schedule TO (as defined below), is a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation (“j2” and, together with its subsidiaries, including the Offeror, the “j2 Group”), to purchase all of the outstanding Shares at a price of $15.00 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 24, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed jointly by the Offeror and j2 with the Securities and Exchange Commission (the “SEC”) on December 24, 2014. According to the Offer to Purchase, the Offer will expire at 5:00 P.M., New York City Time, on January 26, 2015 (the “Expiration Date”), unless the Offer is extended.

According to the Schedule TO, the purpose of the Offer is for j2, through the Offeror, to acquire control of, and ultimately the entire equity interest in, the Company. The Offeror has indicated that, if the Offer is completed, it intends to seek to consummate a merger of the Offeror and the Company (the “Potential Merger”), so that the Company will become a wholly-owned subsidiary of j2. The timing of the Potential Merger would depend on the circumstances. The Offeror has indicated that, if the Offer is consummated and the j2 Group acquires, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, the j2 Group intends to consummate a “short form” second-step merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of the board of directors of the Company (the “Board”) or the Company’s stockholders.

If the Offer is consummated and the j2 Group does not acquire at least ninety percent (90%) of the outstanding Shares, under the DGCL the j2 Group could not effect a second-step merger without both approval of the Board and the affirmative vote of holders of a majority of the outstanding Shares. In such event, the Offeror has stated that, unless it enters into a merger agreement with the Company that is approved by the Board, it is under no legal obligation to complete the Potential Merger. If the j2 Group nonetheless chooses to pursue a Potential Merger in these circumstances, it may take more than one annual meeting of the Company’s stockholders for the j2 Group to replace a majority of the members of the Board.

According to the Schedule TO, if the Offer is consummated and the j2 Group has entered into a definitive merger agreement with the Company with respect to the acquisition of the Company by j2 or an affiliate thereof, the Potential Merger could be consummated without a Company stockholder vote pursuant to Section 251(h) of the DGCL if certain conditions are satisfied.

According to the Schedule TO, the Offer is subject to numerous conditions, which include the following, among others:

•	the “Antitrust Condition”—the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if applicable, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer on antitrust grounds;

•	the “Impairment Condition”—the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Offeror, the Offeror’s or j2’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to j2 of the acquisition of the Company; and

•	the “Delaware 203 Condition”—the Offeror being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL (“Section 203”). The Offeror has stated that the Delaware 203 Condition would be satisfied if (a) the Board approves the acquisition of Shares in the Offer for purposes of Section 203 or (b) upon consummation of the Offer, the Offeror acquires a number of Shares validly tendered and not validly withdrawn which, together with the Shares then owned by the j2 Group, represent more than 85% of the total number of Shares outstanding (excluding Shares owned by (x) persons who are directors and also officers of the Company and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange).

In addition, the Offeror will not be required to accept for payment or, subject to applicable law, pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer, if at any time prior to the Expiration Date, any of the following conditions exist:

•

there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, (a) challenging or seeking to make illegal, delay or otherwise restrain or prohibit the making of the Offer, the acceptance for payment of or payment for any Shares by the j2 Group or the consummation by the j2 Group of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of the j2 Group’s full rights of ownership or operation by the j2 Group of all or any portion of the j2 Group’s business or assets or those of the Company or to compel the j2 Group to dispose of or hold separate all or any portion of its business or assets or those of the Company or seeking to impose any limitation on the j2 Group’s ability to conduct such businesses or own such assets, (d) seeking to impose limitations on the j2 Group’s ability to exercise full rights of ownership of the Shares, including the right to vote any Shares, (e) seeking to require divestiture by the j2 Group of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected, in the j2 Group’s reasonable judgment, to be derived by the j2 Group as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the j2 Group;

•	there is any action taken, or any statute, rule, regulation, judgment, order or decree is proposed, enacted, enforced, promulgated, issued or deemed applicable to the j2 Group, the Offer or any merger or other business combination involving the Company, by any court, government or governmental authority or agency (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or business combination), that, in the j2 Group’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in the immediately preceding bullet;

•	there occurs or is threatened any change (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company that, in the j2 Group’s reasonable judgment, is or may be materially adverse to the Company, or the j2 Group becomes aware of any facts that, in the j2 Group’s reasonable judgment, may have material adverse significance with respect to the value of the Company or the value of the Shares to the j2 Group;

•	there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on December 23, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in the j2 Group’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation by any governmental authority on, or any other event that, in the j2 Group’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

•

(a) a tender or exchange offer for some or all of the Shares has been publicly disclosed, proposed to be made or has been made by another person (including the Company), or any other person or “group” (as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Exchange Act”)) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company, or is granted any option, right or warrant to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC as of December 24, 2014, (b) any such person or group which, prior to December 24, 2014, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, or is granted any option, right or warrant to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

•	the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms of employee stock options outstanding prior to December 24, 2014), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (f) proposed to alter any material term of any outstanding security or proposed the issuance or sale of any debt securities or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to the value of the Company or the value of the Shares to the j2 Group, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the j2 Group or the j2 Group’s consummation of any merger or other similar business combination involving the Company, (j) taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, (l) proposed any amendment to its certificate of incorporation or bylaws or (m) adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan” or “poison pill” or any other similar plan, instrument or device that is designed to prevent or make, or has the effect of preventing or making, more difficult an unsolicited takeover of the Company;

•

the j2 Group becomes aware (a) that any material contractual right of the Company has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company (other than indebtedness under its existing indenture(s)) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by the j2 Group of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company that, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the j2 Group (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by the j2 Group or the j2 Group’s consummation of a merger or other similar business combination involving the Company);

•	the j2 Group and the Company reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

•	the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the j2 Group’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

•	any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to j2 and the Offeror or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

The Schedule TO states that the principal business address of j2 and the Offeror is 6922 Hollywood Blvd., 5th Floor, Los Angeles, California 90028, where the business phone number is (323) 860-9200.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 15, 2014 (the “2014 Proxy Statement”), relating to the Company’s 2014 annual meeting of stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and are incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) to this Statement is incorporated herein by reference and includes the following sections from the 2014 Proxy Statement: “Compensation Discussion and Analysis” and “Certain Relationships and Related Transactions.”

Any information contained in the pages from the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, as of December 24, 2014, j2 and its subsidiaries beneficially owned 2,539,920 Shares, in the aggregate, representing approximately 9.42% of the outstanding Shares.

Consideration Payable Pursuant to the Offer and the Potential Merger

If the Company’s executive officers and directors were to tender any Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the Company’s other stockholders. As of January 2, 2015, the Company’s executive officers and directors were deemed to beneficially own an aggregate of 7,729,840 Shares (including 1,075,415 Shares purchasable pursuant to Options that are exercisable within 60 days of January 2, 2015). If the Company’s executive officers and directors were to tender all of such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the Company’s executive officers and directors would receive an aggregate amount of approximately $104,547,649 in cash (net of the exercise price of Shares subject to Options that are exercisable within 60 days of January 2, 2015). To the knowledge of the Company, none of the Company’s executive officers or directors currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

The following table summarizes the aggregate cash consideration that would be payable, based on the Offer price of $15.00 per Share, in respect of Shares beneficially owned by the Company’s executive officers and directors as of January 2, 2015 (excluding any Shares subject to Options, RSUs and Restricted Stock Awards, which are discussed below):

Name	Shares(1)	Aggregate Value ($)
Executive Officer
Mohamad Ali	—	—
David Friend(2)	1,811,842	$27,177,630
Anthony Folger	3	45
Peter Lamson	1,515	22,725
Brad Meiseles	300	4,500
Danielle Sheer	7,681	115,215
Director
Jeffry Flowers(3)	588,124	8,821,860
Timothy Clifford	750	11,250
Charles Kane	5,750	86,250
Todd Krasnow(4)	295,521	4,432,815
Stephen Munford	10,750	161,250
Pravin Vazirani(5)	3,324,932	49,873,980

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Includes 10,352 Shares held by the David Friend 2011 Qualified Annuity Trust I, 352,406 Shares held by the David Friend 2010 Qualified Annuity Trust I, 86,432 Shares held by the David Friend 2009 Qualified Annuity Trust III and 204,562 Shares held by the David Friend Revocable Trust. Mr. Friend is also a director.
(3)	Includes 95,886 Shares held by the Jeffry Flowers 2009 Grantor Retained Annuity Trust No. 2 and 30,694 Shares held by the Jeffry Flowers 2010 Grantor Retained Annuity Trust.
(4)	Includes 10,000 Shares held by the Rachel L. Krasnow Trust, 10,000 Shares held by the Charles S. Krasnow Trust, 10,000 Shares held by the Eric J. Krasnow Trust, 25,000 Shares held by the Todd and Deborah Krasnow Charitable Remainder Trust, 25,000 Shares held by the Todd and Deborah Krasnow Charitable Trust, and 10,000 Shares held by the Hobart Road Charitable Remainder Trust.
(5)

According to Amendment No. 1 to Schedule 13D filed by Menlo Ventures X, L.P. (“Menlo X”) on September 20, 2013, 3,238,961 Shares are held by Menlo X, 27,531 Shares are held by Menlo Entrepreneurs Fund X, L.P. (“MEF X”) and 56,686 Shares are held by MMEF X, L.P. (“MMEF X,” and together with Menlo X and MEF X, the “Menlo Funds”). MV Management X, L.L.C. (“MVM X,” and together with the Menlo Funds, the “Menlo Entities”) serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Company directly. Henry D. Montgomery, John W. Jarve, Douglas C. Carlisle,

Sonja H. Perkins, Mark A. Siegel, Pravin A. Vazirani and Shawn T. Carolan are managing members of MVM X and share voting and investment power over the shares held by the Menlo Funds and may be deemed to own beneficially the Shares held by the Menlo Funds. The address for the Menlo Funds is 3000 Sand Hill Road, B4-100, Menlo Park, CA 94025.

As of January 2, 2015, the Company’s executive officers and directors held Options to purchase an aggregate of 1,986,942 Shares, with exercise prices ranging from $1.31 per Share to $15.20 per Share and an aggregate weighted average exercise price of $11.16 per Share, 986,839 of which were vested and exercisable as of that date. As discussed further below, in connection with the employment agreement entered into between Mr. Friend and the Company on January 8, 2015, the Board granted Mr. Friend an Option with respect to 100,000 Shares, at an exercise price of $13.90 per Share. In addition, as of January 2, 2015, the Company’s executive officers held 607,257 RSUs and the Company’s non-employee directors held 22,500 Shares subject to Restricted Stock Awards. All Options, RSUs and Restricted Stock Awards held by the Company’s executive officers and directors were issued pursuant to the Carbonite, Inc. Amended and Restated 2005 Stock Incentive Plan (the “2005 Plan”) or the Carbonite, Inc. 2011 Equity Award Plan (the “2011 Plan”), filed as Exhibits (e)(6) and (e)(7) to this Statement, respectively, and incorporated herein by reference. All awards granted pursuant to the 2005 plan are vested as of January 2, 2015, although Options granted under the 2005 Plan remain outstanding as of such date.

Under the 2011 Plan, upon a change of control of the Company, the treatment of Options, RSUs and Restricted Stock Awards is governed by the terms of the applicable award agreements and any employment agreement or offer letter between the Company and the participant. The Company is party to an offer letter or employment agreement with each of its executive officers containing certain terms governing the acceleration of equity awards upon a change of control. For further information on the vesting terms of outstanding Options and RSUs held by our executive officers, please see the section titled “Potential Severance and Change of Control Benefits” below. Absent an award agreement or any employment agreement or offer letter addressing the change of control treatment of an equity award, upon a change of control of the Company, the Board has the discretion to accelerate vesting of all unvested Options, RSUs and Restricted Stock Awards granted under the 2011 Plan. Consummation of the Offer would constitute a change of control of the Company under the 2011 Plan.

Assuming a qualifying termination of employment and change of control or assuming the executive officer is not offered continued employment with the successor entity in a change of control, in each case, as of January 2, 2015 for each executive officer and director, the following table summarizes, with respect to (1) each executive officer of the Company (including the named executive officers of the Company) and (2) each non-employee director of the Company, the aggregate, positive difference in value between the Offer price of $15.00 per Share and the per Share exercise prices (the “Spread Value”) of the Options held by such executive officers and directors, rounded to the nearest whole dollar:

Name	Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Executive Officer
Mohamad Ali(1)	250,000	—	—	—
David Friend(2)	286,875	$1,452,512	510,066	$1,682,395
Anthony Folger (3)	128,125	666,969	46,875	247,031
Peter Lamson (3)	68,437	366,576	201,563	1,242,724
Brad Meiseles(3)	75,000	—	25,000	—
Danielle Sheer(3)	64,998	380,418	95,003	605,444

Name	Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Director(4)
Timothy Clifford	24,167	103,660	9,833	42,580
Jeffry Flowers(5)	17,917	48,375	8,583	23,715
Charles Kane(5)	20,000	59,582	27,500	119,408
Todd Krasnow(5)	19,167	56,763	32,333	153,153
Stephen Munford	26,250	85,388	7,750	24,353
Pravin Vazirani	19,167	56,763	22,333	103,153

(1)	Mr. Ali was appointed President and Chief Executive Officer effective December 3, 2014. The terms of his employment agreement and option award agreement with the Company do not address the treatment of Options upon a change of control. This row does not reflect any value Mr. Ali would receive assuming the Board exercised its discretion under the 2011 Plan to accelerate all Options. If the Board exercised its discretion to accelerate all Options not otherwise governed by an employment agreement, offer letter or award agreement, the Spread Value of the 250,000 Options granted to Mr. Ali would be $140,000.
(2)	Effective December 3, 2014, Mr. Friend resigned as President and Chief Executive Officer and transitioned to the position of Executive Chairman. In connection with this transition, the Company entered into an employment agreement with Mr. Friend, effective January 8, 2015, under which Mr. Friend was granted an Option to purchase 100,000 Shares at an exercise price of $13.90 per Share. The amounts reported in this table for Mr. Friend exclude this Option as it was granted after January 2, 2015. Pursuant to the terms of Mr. Friend’s employment agreement, in the event of a change of control, the vesting of such Option will accelerate such that (i) if Mr. Friend is not offered employment or continued employment by the successor entity, (ii) if prior to the first anniversary of such change of control, Mr. Friend is discharged by the successor entity other than for cause or resigns from his employment with the successor entity due to good reason or (iii) Mr. Friend is terminated as a director of the Company prior to June 1, 2017 or is requested by the successor entity to tender his resignation as a director of the Company as a condition to and simultaneous with the consummation of a change of control by the successor entity, the vesting schedule will accelerate in full. Assuming the Options granted to Mr. Friend pursuant to his employment agreement accelerated in connection with the consummation of the Offer, the Spread Value for such Options would be $110,000.

With respect to previously granted equity awards, pursuant to Mr. Friend’s option award agreements with the Company, assuming a termination without cause or for good reason prior to the first anniversary of a change of control, or assuming Mr. Friend is not offered continued employment with the successor entity in a change of control, Mr. Friend is entitled to full vesting acceleration with respect to his outstanding unvested Options.
(3)	Pursuant to the terms of the applicable offer letter and award agreements, assuming a qualifying termination of employment, or assuming the executive officer is not offered continued employment with the successor entity in a change of control, in each case as of January 2, 2015, as described in more detail below in the section titled “Potential Severance and Change of Control Benefits,” the executive would be entitled to full vesting acceleration with respect to his or her outstanding unvested Options. As of January 2, 2015, Mr. Meiseles held 25,000 vested Options and 75,000 unvested Options with an exercise price of $15.20. Because the exercise price of these Options is greater than the Offer price, no value for these Options is reflected in the table above.
(4)	Under the terms of the applicable award agreements, all Options granted to non-employee directors automatically vest in full and become exercisable immediately prior to a change of control.
(5)	As of January 2, 2015, Messrs. Flowers, Kane, Krasnow and Vazirani held 25,000, 3,333, 3,333 and 3,333 vested Options, respectively, and 75,000, 6,667, 6,667 and 6,667 unvested Options, respectively, all with an exercise price of $15.20. Because the exercise price of these Options is greater than the Offer price, no value for these Options is reflected in the table above.

Assuming a qualifying termination of employment and change of control or assuming the executive officer is not offered continued employment with the successor entity in a change of control, in each case, as of January 2, 2015, the following table summarizes, with respect to (1) each executive officer of the Company (including the named executive officers of the Company) and (2) each non-employee director of the Company, the aggregate cash consideration that would be payable, based on the Offer price of $15.00 per Share, in respect of the RSUs and Restricted Stock Awards, as applicable, held by such executive officers and non-employee directors as of January 2, 2015:

Name	Unvested RSUs/ Shares subject to Restricted Stock Awards (#)	Aggregate Cash Consideration ($)
Executive Officer
Mohamad Ali(1)	450,000	$6,750,000
David Friend(2)	40,625	609,375
Anthony Folger(2)	20,312	304,680
Peter Lamson (2)	10,156	152,340
Brad Meiseles (2)	40,227	603,405
Danielle Sheer (2)	23,437	351,555
Director(3)
Timothy Clifford	3,750	56,250
Jeffry Flowers	3,750	56,250
Charles Kane	3,750	56,250
Todd Krasnow	3,750	56,250
Stephen Munford	3,750	56,250
Pravin Vazirani	3,750	56,250

(1)	Mr. Ali was appointed President and Chief Executive Officer effective December 3, 2014. Pursuant to the terms of his employment agreement, Mr. Ali was granted RSUs with respect to 450,000 Shares. The vesting of the first 50,000 RSUs, which are scheduled to vest on December 31, 2015, would accelerate upon the consummation of the Offer. In addition, as to the remaining 400,000 RSUs, another 100,000, which are scheduled to vest in the one-year period following consummation of the Offer, would vest immediately upon the consummation of the Offer. The vesting of the remaining 300,000 RSUs would accelerate only upon a qualifying termination of employment in the one-year period following, or three-month period prior to, a change of control.
(2)	Pursuant to the terms of the applicable award agreement, assuming a qualifying termination of employment and a change of control or assuming the executive officer is not offered continued employment with the successor entity in a change of control, in each case as of January 2, 2015, as described in more detail below in the section titled “Potential Severance and Change of Control Benefits,” the executive officer would be entitled to full vesting acceleration with respect to his or her outstanding RSUs.
(3)	Under the terms of the applicable award agreements, all Shares subject to Restricted Stock Awards granted to non-employee directors automatically vest in full immediately prior to a change of control.

Potential Severance and Change of Control Benefits

The Company has entered into offer letter agreements or employment agreements with each of its executive officers providing for the termination benefits described below if the executive officer’s employment is terminated by the Company without cause at any time or if the executive officer terminates his or her employment with the Company for good reason. In addition, as described below, certain of the executive officers’ equity award agreements provide for accelerated vesting of the underlying equity award in the event the executive officer is not offered continued employment with the successor entity in a change of control or the executive officer’s employment is terminated by the Company without cause or for good reason prior to the one-year anniversary of a change of control.

•

Upon a qualifying termination of employment, Mr. Ali is entitled to continued payment of his base salary for 12 months and an additional payment in an amount equal to 12 times the Company’s contribution amount for the monthly health insurance premium during the month immediately prior to termination, in each case subject to Mr. Ali’s execution and delivery of a full release in favor of the Company. Mr. Ali was granted the following Options and RSUs with the following vesting terms in connection with the commencement of his employment with the Company:

•	Mr. Ali was granted Options to purchase 250,000 Shares with such Options becoming exercisable on the first day after the completion of a 20-day trading period, as defined in the employment agreement, in which a Share has traded at a price per share of $15.00 with respect to 25% of the Shares, $17.50 with respect to 25% of the Shares, $20.00 with respect to 25% of the Shares and $22.50 with respect to 25% of the Shares, in each case, subject to his continued employment through the applicable vesting date. As noted above, Mr. Ali’s employment agreement does not address the acceleration of these performance-based Options upon a change of control. Accordingly, such Options are governed by the terms of the 2011 Plan, as described above.

•	Mr. Ali was granted RSUs with respect to 450,000 Shares, which will vest and be settled in Shares as follows: (i) 50,000 RSUs (the “One-Year RSUs”) will vest on December 31, 2015, (ii) 100,000 of the remaining 400,000 RSUs will vest and be settled on December 3, 2015 and (iii) the balance of 300,000 RSUs (together with the 100,000 RSUs that are not part of the One-Year RSUs, the “Four-Year RSUs”) will vest and be settled in equal quarterly installments over the 36 month period following December 31, 2015, in each case, subject to his continued employment through the applicable vesting date.

•	The vesting and settlement schedule for the One-Year RSUs accelerates upon the earlier of a change of control or a termination of employment by Mr. Ali for good reason or by the Company without cause, in each case as defined in the employment agreement.

•	The vesting and settlement schedule for the portion of the Four-Year RSUs that would have vested in the 12-month period following a change of control or a termination of employment by Mr. Ali for good reason or by the Company without cause accelerates upon the earlier of a change of control or such qualifying termination of employment.

•	The vesting and settlement schedule for the balance of the Four-Year RSUs, if any, fully accelerates upon a termination of employment by Mr. Ali for good reason or by the Company without cause within the one-year period following, or three-month period prior to, a change of control; provided, however, that if Mr. Ali is offered employment by an acquiror in a change of control on substantially the same terms of employment as in effect immediately prior to such change of control, then there shall be no acceleration of the balance of the Four-Year RSUs.

•	Anthony Folger is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times the Company’s contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change of control, Mr. Folger is terminated by the Company without cause, if Mr. Folger terminates his employment due to good reason or if Mr. Folger is not offered continued employment with the successor entity in a change of control, Mr. Folger is entitled to full vesting acceleration with respect to his unvested Options and RSUs.

•	Peter Lamson is entitled to continued payment of his base salary for three months and an additional payment in an amount equal to three times the Company’s contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change of control, Mr. Lamson is terminated by the Company without cause, if Mr. Lamson terminates his employment due to good reason or if Mr. Lamson is not offered continued employment with the successor entity in a change of control, Mr. Lamson is entitled to full vesting acceleration with respect to his unvested Options and RSUs.

•	Brad Meiseles is entitled to continued payment of his base salary for three months and an additional payment in an amount equal to three times the Company’s contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Further, if prior to the first anniversary of a change of control, Mr. Meiseles is terminated by the Company without cause, if Mr. Meiseles terminates his employment due to good reason or if Mr. Meiseles is not offered continued employment with the successor entity in a change of control, Mr. Meiseles is entitled to full vesting acceleration with respect to his unvested Options and RSUs.

•	Danielle Sheer is entitled to continued payment of her base salary for six months and an additional payment in an amount equal to six times the Company’s contribution amount for the monthly health insurance premium for her during the month immediately prior to termination. Further, if prior to the first anniversary of a change of control, Ms. Sheer is terminated by the Company without cause, Ms. Sheer terminates her employment due to good reason or Ms. Sheer is not offered continued employment with the successor entity in a change of control, Ms. Sheer is entitled to (i) continued payment of her base salary for three additional months, (ii) an additional payment in an amount equal to three times the Company’s contribution amount for the monthly health insurance premium for her during the month immediately prior to termination and (iii) full vesting acceleration with respect to her unvested Options and RSUs.

Prior to his transition from the role of President and Chief Executive Officer to Executive Chairman on December 3, 2014, the Company was party to a severance agreement with Mr. Friend. Mr. Friend did not receive any severance or acceleration of benefits in connection with his change in position, however, effective January 8, 2015, the Company entered into an employment agreement with Mr. Friend that supersedes his prior severance agreement. The employment agreement provides that upon a termination of employment without cause or for good reason, in each case prior to February 28, 2016, Mr. Friend is entitled to receive a severance payment in an amount equal to $595,000, paid ratably over the 12-month period following the termination date, subject to Mr. Friend’s execution and delivery of a full release in favor of the Company.

Pursuant to the employment agreement, Mr. Friend was also granted an Option to purchase 100,000 Shares with such Option becoming exercisable quarterly over four years, subject to Mr. Friend’s continued employment through the applicable vesting dates. The vesting schedule for such Option accelerates in full upon or following a change of control (as applicable) if (i) Mr. Friend is not offered employment or continued employment by the successor entity, (ii) prior to the first anniversary of such change of control, Mr. Friend is discharged by the successor entity other than for cause or resigns from his employment with the successor entity due to good reason or (iii) Mr. Friend is terminated as a director of the Company prior to June 1, 2017 or is requested by the successor entity to tender his resignation as a director of the Company as a condition to and simultaneous with the consummation of a change of control by the successor entity.

With respect to previously granted equity awards and subject to Mr. Friend’s continued employment as Executive Chairman, pursuant to the terms of Mr. Friend’s award agreements, upon a change of control, Mr. Friend is entitled to full vesting acceleration with respect to his unvested Options and RSUs if he is terminated without cause, if he resigns for good reason prior to the first anniversary of the change of control or if he is not offered continued employment with the successor entity in a change of control.

See also “Item 8—Additional Information—Golden Parachute Compensation.”

Directors’ Compensation

Non-employee directors receive compensation for their services as members of the Board. This compensation is as follows:

Annual Retainer Fee	$25,000
Audit Committee Chairperson	15,000
Compensation Committee Chairperson	10,000
Nominating and Corporate Governance Committee Chairperson	6,000
Audit Committee Members	7,500
Compensation Committee Members	5,000
Nominating and Corporate Governance Committee Members	3,000
Lead Director Annual Retainer Fee	10,000

Additionally, the Company reimburses non-employee directors for reasonable travel and other expenses incurred in connection with attending Board and committee meetings.

As employees of the Company, Messrs. Ali and Friend are compensated for their service as employees and do not receive any additional compensation for their service on the Board.

Each newly elected or appointed non-employee director receives an initial Option grant to purchase 25,000 Shares when he or she joins the Board. Each continuing director of the Company receives, on the date of each annual meeting of stockholders, an annual grant of (i) Options to purchase 9,000 Shares and (ii) 4,500 Shares subject to Restricted Stock Awards.

From time-to-time, the Company also provides additional compensation or Option grants to certain non-employee directors in consideration for extra services that such non-employee directors provide to the Board.

All director Options and Shares subject to Restricted Stock Awards vest ratably in quarterly installments over three years, subject to the continued service by the non-employee director on the Board, and automatically vest in full and become exercisable immediately prior to a change of control of the Company. Directors who were also employees of the Company and who subsequently terminate employment with the Company and remain members of the Board do not receive an initial Option grant, but, to the extent that they are otherwise eligible, such persons receive, after termination of employment with the Company, the annual Option and Restricted Stock Awards grants described above.

Indemnification and Limitation of Liability of Directors and Officers

The Company’s certificate of incorporation provides that the Company will indemnify each person who was or is a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that such person is or was, or has agreed to become, a director or officer of the Company, or is, or was serving, or has agreed to serve, at the request of the Company, as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of, or in a similar capacity with, another corporation or other enterprise, in connection with any action alleged to have been taken or omitted in such capacity, if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, in the case of any action brought by or in the right of the Company, no director or officer is entitled to indemnification in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the Company unless, and only to the extent, that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of the State of Delaware or such other court deems proper. The Company’s certificate of incorporation also provides that if the DGCL is amended to expand the indemnification permitted to directors and officers, then the Company will indemnify such persons to the fullest extent permitted by the DGCL as amended.

The Company’s certificate of incorporation provides that, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty, no director of the Company shall be personally liable to the Company or its stockholders for monetary damage for any breach of fiduciary duty as a director. The DGCL prohibits the Company from limiting the liability of its directors for the following:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that if Delaware law is amended to permit further elimination or limitation of personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. The Company’s certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. The Company’s certificate of incorporation also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under the Company’s certificate of incorporation, the Company is also empowered to purchase insurance on behalf of any person whom the Company is required or permitted to indemnify.

In addition to the indemnification provided in the Company’s certificate of incorporation, the Company has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of the Company’s directors and officers to the fullest extent permitted by law. Under these agreements, the Company’s directors and officers are indemnified for certain expenses and liabilities incurred in connection with any action, suit or proceeding, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of the Company or any of its subsidiaries, or by reason of any action or inaction by them while serving in such capacity, in each case whether or not he or she is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under the indemnification agreements. In the case of an action or proceeding by or in the right of the Company or any of its subsidiaries, no indemnification will be provided under the indemnification agreements where the director or officer shall have been adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made. The Company also maintains directors’ and officers’ liability insurance.

The foregoing summary of the indemnification and limitation of liability of officers and directors pursuant to the Company’s certificate of incorporation and the indemnification agreements entered into between the Company and its directors and officers does not purport to be complete and is qualified in its entirety by reference to the Company’s certificate of incorporation and the form of such indemnification agreements (as applicable), which are filed as Exhibits (e)(2) and (e)(5), respectively, to this Statement and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s financial and legal advisors, the Board, by unanimous vote at a meeting on

January 8, 2015, determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of the Company or its stockholders. Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders REJECT the Offer and NOT tender their Shares pursuant to the Offer.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, Inc. (“MacKenzie Partners”), at the address and phone number below.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Toll free: (800) 322-2885

Collect: (212) 929-5500

Copies of the press release and the letter to the Company’s stockholders relating to the recommendation of the Board to reject the Offer are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

In August 2011, the Company completed its initial public offering.

In late May 2012, the Chief Executive Officer of j2, Nehemia (“Hemi”) Zucker, telephoned David Friend, the Chairman of the Company’s Board and the then President and Chief Executive Officer of the Company, inquiring whether the Company would be open to discussions regarding a potential acquisition of the Company by j2. Mr. Friend responded that he would take any bona fide offer to the Board.

On August 7, 2012, Mr. R. Scott Turicchi, j2’s President and Chief Financial Officer, contacted Mr. Friend, indicating that he and Mr. Zucker would be on the East Coast in the near future and suggesting that they meet with Mr. Friend at that time.

On August 28, 2012, Mr. Zucker and Mr. Friend met in person. During the meeting, Mr. Zucker said that j2 would possibly be interested in acquiring the Company, citing, among other things, the strength of the Company’s brand name and technology. Mr. Friend responded that if j2 were to make an offer, he would present it to the Board.

On September 1, 2012, Mr. Turicchi sent an email to Mr. Friend that included a letter, dated August 31, 2012, containing j2’s non-binding proposal (the “2012 Proposal”) to purchase all of the outstanding Shares for $10.50 per fully diluted Share in cash. The same day, Mr. Friend forwarded the 2012 Proposal to the Board.

On September 4, 2012, the Board held a special telephonic meeting at which a representative of Foley & Lardner LLP, the Company’s outside legal counsel (“Foley”) was present. The Foley representative reviewed with the Board its fiduciary duties with respect to the 2012 Proposal. After discussion, the Board directed Mr. Friend to communicate to Mr. Zucker that the Board had determined not to proceed with discussions with j2 on the basis of the 2012 Proposal.

On September 8, 2012, Mr. Friend sent a letter to Mr. Turicchi thanking him for the 2012 Proposal and stating, “While we appreciate your interest in Carbonite, the Board of Directors of Carbonite has asked me to convey to you that Carbonite is not interested in the sale of the Company at this time.”

On September 29, 2012, Mr. Zucker sent an email to Mr. Friend expressing j2’s continuing interest in further discussions and suggesting a dinner in Boston or New York during the week of October 22, 2012. After Mr. Friend responded that he was open to such a meeting but that it may not be useful given the Company’s position outlined in his September 8, 2012 letter, Mr. Zucker emailed a few days later indicating that he was no longer available to meet with Mr. Friend.

On November 5, 2012, j2 filed with the SEC a Schedule 13D (the “Initial Schedule 13D”) disclosing that j2 had acquired 2,539,920 Shares, which represented approximately 9.9% of the Company’s then outstanding Shares. The Initial Schedule 13D included a copy of the 2012 Proposal and stated that j2 was evaluating the Company’s most recent quarterly results, the trading price for the Shares and other factors and that “future offers, if any, may be at a price lower than included in the [2012] Proposal.”

On November 9, 2012, the Board held a special telephonic meeting at which representatives of Bank of America Merrill Lynch (“BAML”) and a representative of Foley were present. During the meeting, the Board further discussed the 2012 Proposal and the Initial Schedule 13D. The Foley representative reviewed with the Board its fiduciary duties and discussed with the Board the Company’s structural takeover defenses. The representatives of BAML discussed potential strategic alternatives, current valuation metrics and possible defensive measures for the Board’s consideration. Following discussion, the Board directed management to prepare a top line financial projection for 2013, authorized the Company to engage BAML to prepare a formal valuation of the Company and authorized the preparation of a stockholder rights agreement for further review by the Board. The Board then determined to have further discussions regarding the 2012 Proposal in light of 2013 financial projections and the BAML valuation.

On November 26, 2012, the Board held a special telephonic meeting at which representatives of BAML and representatives of Foley were present. During the meeting, Mr. William Phelan, the then Executive Vice President of the Company’s Cloud Backup Business, and Mr. Swami Kumaresan, the Company’s then Executive Vice President of New Ventures, presented the draft top line 2013 financial projections and discussed the potential opportunities and risks with respect to such projections. Following discussion, the Board determined not to formally engage BAML and not to take any further action with respect to the 2012 Proposal. A representative of Foley then reviewed with the Board the terms of a potential stockholder rights plan, and the Board determined to consider the proposal to adopt such a plan.

On February 10, 2014, the Company issued a press release and filed with the SEC a Current Report on Form 8-K stating that Mr. Friend had informed the Board of his intention to resign as President and Chief Executive Officer effective upon his successor being named. The press release stated that, effective upon such resignation, Mr. Friend was to become Executive Chairman of the Board and would continue to advise the Company on key strategic initiatives.

On February 24, 2014, the Company retained an executive search firm to assist the Company in its search for Mr. Friend’s successor as Chief Executive Officer.

On July 16, 2014, the Company received an email from the financial advisor to the stockholders of MailStore Software GmbH (“MailStore”) soliciting interest in the potential acquisition by the Company of all of the capital stock of MailStore (the “Potential MailStore Transaction”).

On July 18, 2014, the Company executed a confidentiality agreement with respect to the Potential MailStore Transaction.

On August 4, 2014, Mr. Pravin Vazirani, a member of the Board, received a call from Mr. Richard Ressler, the Chairman of j2’s board of directors. Mr. Ressler informed Mr. Vazirani of j2’s continued interest in a combination with the Company and the rationale for such a combination.

On August 7, 2014, Messrs. Vazirani and Ressler had a similar conversation.

On August 8, 2014, Mr. Vazirani sent an email to Mr. Ressler and suggested that Mr. Ressler meet with Mr. Friend and possibly another Board member in Boston, Massachusetts.

On August 9, 2014, several members of the Board had a telephonic meeting at which a representative of Foley was present. During the meeting, Mr. Vazirani provided an update regarding his August 4 and 7, 2014 conversations with Mr. Ressler. After discussion, the directors on the call (Mr. Charles (“Chuck”) Kane and Mr. Todd Krasnow and Messrs. Friend and Vazirani) determined that Messrs. Krasnow and Friend should meet with representatives of j2 regarding j2’s continued interest in a combination with the Company.

On August 13, 2014, the executive search firm retained by the Company first met with Mr. Mohamad Ali regarding the possibility of becoming Chief Executive Officer of the Company.

Also on August 13, 2014, the Company submitted a nonbinding letter of intent with respect to the Potential MailStore Transaction.

On August 14, 2014, Messrs. Krasnow and Friend attended an in-person meeting in Boston, Massachusetts with Mr. Ressler and Mr. Robert Cresci, j2’s lead independent director. At the meeting, Messrs. Ressler and Cresci discussed j2’s interest in exploring a business combination with the Company with either j2 acquiring the Company or the Company purchasing j2’s backup business. No specific offer was made. When Messrs. Krasnow and Friend asked the j2 representatives what would happen if the Board determined not to explore a potential transaction with j2, the j2 representatives stated that j2 would not commence a hostile tender offer.

On August 15, 2014, the Board held a special telephonic meeting. During the call, Mr. Friend provided a report regarding the August 14, 2014 meeting with Messrs. Ressler and Cresci.

On August 18, 2014, the Company was invited to participate in the second phase of the process relating to the Potential MailStore Transaction, and the Company was informed that a virtual data room would be opened in mid-September 2014.

From late August 2014 through October 2014, various members of the Board engaged in discussions with potential financial advisors to the Company regarding the Company’s strategic alternatives, including a potential combination with j2.

On or before September 11, 2014, Mr. Friend left a voicemail message with Mr. Ressler’s office, reporting that the Company was “doing our homework” and that he would follow up with j2 in the coming weeks.

On September 26, 2014, the Board held a special telephonic meeting at which a representative of Foley was present. During the meeting, Mr. Friend and Mr. Krasnow updated the Board regarding conversations they had had with representatives of j2 regarding a potential strategic transaction. Management provided the Board with three-year projections, and Mr. Kane reported on discussions with investment bankers as to possible valuation parameters. After discussion, the Board instructed Mr. Friend to inform j2 that the Board had determined not to pursue a strategic transaction with j2 at that time.

On September 30, 2014, Mr. Friend telephoned Mr. Ressler and informed Mr. Ressler that the Board had determined it to be in the best interest of the Company’s stockholders to remain independent and continue to pursue its strategic plan, but indicated that the Board would consider a sale of the Company at a price that would generate superior value to the Company’s stockholders. Mr. Friend explained his belief that the Company was significantly undervalued and that the timing would not be right for the Company in light of the impending selection of a new Chief Executive Officer and anticipated new product launches. Mr. Ressler and Mr. Friend agreed to speak again if circumstances changed.

Also on September 30, 2014, Mr. Krasnow met with Mr. Ali in Newton, Massachusetts to offer Mr. Ali the opportunity to become the Company’s Chief Executive Officer, subject to the negotiation of terms of an employment agreement with Mr. Ali. Such negotiations continued into November 2014 and included discussions relating to Mr. Ali’s start date. Mr. Ali indicated that if he did not remain employed by his current employer through November 30, 2014, he would be ineligible to receive a significant amount of compensation for the 2014 fiscal year.

On October 8, 2014, the Board held a special telephonic meeting at which a representative of Foley was present. At the meeting, the Board discussed the Potential MailStore Transaction, and the Board authorized the consummation of the transaction on substantially the terms provided in the draft letter of intent circulated to the Board in advance of the meeting.

On October 16, 2014, a representative of a financial advisory firm contacted Mr. Timothy Clifford, a member of the Board, to determine whether the Company might be interested in meeting with one of the firm’s clients (“Party X”) regarding a potential transaction with Party X. The same day, Mr. Clifford sent an email to the Board regarding the conversation with the financial advisory firm representative.

On October 22, 2014, the Board held a special telephonic meeting at which a representative of Foley was present. At the meeting, the Board further discussed the Potential MailStore Transaction, and the Board authorized the consummation of the transaction on substantially the terms provided in the draft letter of intent circulated to the Board in advance of the meeting. In addition, Mr. Clifford informed the Board that he had put Party X’s financial advisors in contact with Mr. Friend and that they were scheduling a meeting with Party X.

On October 28, 2014, the Board held a regularly scheduled in-person meeting in Boston, Massachusetts at which a representative of Foley and representatives of Deutsche Bank Securities Inc. (“Deutsche Bank”) were present. During the meeting, the Board discussed the potential appointment of Mr. Ali as President and Chief Executive Officer of the Company and the terms of the executive employment agreement previously distributed to the Board. The Board authorized Mr. Krasnow to negotiate with Mr. Ali on the terms and conditions discussed. Also at this meeting, representatives of Deutsche Bank discussed strategic considerations, including a preliminary valuation analysis prepared by Deutsche Bank as of September 26, 2014. The Board also discussed the Potential MailStore Transaction.

On November 5, 2014, Mr. Ali sent an email to Mr. Krasnow indicating that Mr. Ali would be able to begin work as the Company’s Chief Executive Officer by mid-December 2014. Based on previous discussions, it was understood that Mr. Ali would remain with his then current employer through November 2014.

The afternoon of December 2, 2014, due to scheduling issues, the Company canceled a meeting with representatives of Party X that had been scheduled for December 3, 2014 and requested that such meeting be rescheduled.

On December 2, 2014, Mr. Ressler telephoned Mr. Vazirani, stating that he would be sending a letter indicating j2’s interest in acquiring the Company and inquiring to whom the letter should be sent. That evening, j2 sent to the Company a letter containing a non-binding proposal (the “2014 Proposal”) to purchase all of the outstanding Shares for $15.00 per Share in cash. The letter stated that any transaction would be subject to completion of j2’s “confirmatory due diligence and other customary conditions.” The full text of the letter is set forth below:

December 2, 2014

David Friend

Todd Krasnow

Pravin Vazirani

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Re: Proposal to Purchase Carbonite, Inc.

Dear Gentlemen:

Over the last few months, we have had a chance to discuss j2 Global, Inc. and Carbonite, Inc. on a number of occasions, including our extremely enjoyable luncheon in Boston with David, Todd, Bob and me where we all got to talk through our respective views. At that lunch, we made clear that after more than two years as a patient stockholder, we believed it was time to see Carbonite take a strategic course that will maximize stockholder value in the near term. You requested time to consider our views and several weeks later David informed me that Carbonite’s board wanted to “stay the course” but was open at the “right price” to consider a sale of the company.

Since then, I have been thinking about our conversation and consulting with other members of the j2 board of directors and management team. Based on that, and based on information publicly available to us, j2 is ready, willing and able to acquire all outstanding shares of Carbonite stock that j2 does not now already own at a price of $15.00 per share payable in cash, representing a 28% premium to $11.76, today’s closing price of Carbonite common stock.

As you know, we first offered to purchase Carbonite over two years ago at a price per share of $10.50. And to demonstrate our belief in the value of the company, we invested over $20 million in Carbonite common stock to become the Company’s second largest stockholder. At that time, you indicated that the Company was not interested in the j2 proposal and that you expected the Company to create substantial additional value over time in excess of our proposal. Given that has not materialized, we believe the time has come for Carbonite to take affirmative steps to create that value. Whether it is this j2 offer or an alternative, we look forward to a transaction that creates value for all of Carbonite’s stockholders.

We are prepared to move expeditiously and cooperatively to complete a transaction and have the cash on hand to do so. Although we have performed due diligence based on publicly available information, we would like to commence confirmatory due diligence as soon as possible, and we would expect to enter into a customary confidentiality agreement. Any transaction would be subject to completion of our confirmatory due diligence and other customary conditions.

As you can appreciate, with a proposal of this type, time is of the essence. I hope you will agree that this offer represents a compelling return that can be delivered to all stockholders on an expedited basis. I look forward to hearing from you as soon as possible.

Sincerely,

Richard S. Ressler, Chairman
j2 Global, Inc.

cc: Robert J. Cresci

6922 Hollywood Boulevard   •   Hollywood, CA 90028 USA   •   323.860.9200

www.j2Global.com

On December 3, 2014, j2 filed with the SEC an amendment to the Initial Schedule 13D disclosing the 2014 Proposal.

On December 3, 2014, the Board held a special telephonic meeting at which a representative of Foley was present. During the meeting the Board discussed the 2014 Proposal and authorized three directors (Messrs. Clifford and Kane and Steven Munford) to negotiate an engagement agreement with Deutsche Bank to advise the Board with respect to the 2014 Proposal. Also at the meeting, Mr. Ali was appointed as President and Chief Executive Officer and to serve as a director of the Company, and, consistent with the Company’s February 10, 2014 press release, Mr. Friend tendered his resignation as President and Chief Executive Officer and was appointed to serve as Executive Chairman of the Board.

Also on December 3, 2014, the Company issued a press release confirming receipt of the 2014 Proposal and announcing that, consistent with its fiduciary duties and in consultation with financial and legal advisors, the Board would carefully review and consider the 2014 Proposal to determine the course of action that the Board believes is in the best interests of the Company and its stockholders, taking into account the Company’s strategic plan and growth initiatives.

On December 4, 2014, the Company issued a press release and filed a Current Report on Form 8-K announcing the appointment of Mr. Ali as the Company’s President and Chief Executive Officer and a member of the Board, effective December 3, 2014.

During the week of December 8, 2014, a representative of a company in the same industry as the Company (“Party Y”) contacted Mr. Ali to discuss the potential acquisition by the Company of a Party Y business unit. Mr. Ali replied that the Company would assess if it was interested in making a proposal. Discussions regarding such a potential transaction have continued from time to time, but neither the Company nor Party Y has made any specific proposal.

On December 10, 2014, the Board held a special in-person meeting in Boston, Massachusetts at which representatives from Foley and Sidley Austin LLP, the Company’s outside legal counsel (“Sidley Austin”), were present. Management provided an overview of the Company’s business outlook and operations, and Mr. Ali provided an update regarding his discussions with Party Y. The Sidley Austin representatives reviewed with the Board its fiduciary duties and discussed the Company’s takeover defenses and potential scenarios. After discussion, the Board requested that management update the projections that had been discussed with the Board in September 2014 so as to obtain the perspective of the Company’s new Chief Executive Officer and to reflect changes in the business, including the MailStore acquisition. The Board discussed next steps, including (1) the process of obtaining updated management projections and the importance of having the Company’s new Chief Executive Officer and the Board be comfortable with such projections and (2) the engagement of a financial advisor to provide a valuation of the Company. The Board requested that the Company’s management team present the updated business plan and projections at the next meeting of the Board to occur on December 22, 2014. The Board also requested that Messrs. Kane, Munford and Clifford continue to negotiate an engagement agreement with Deutsche Bank or identify and retain another financial advisor to assist the Board in its consideration of the Offer, with a view towards receiving a valuation presentation at a Board meeting in early January 2015.

On December 10, 2014, j2 sent to the Company the following letter:

December 10, 2014

Mohamad Ali

David Friend

Todd Krasnow

Pravin Vazirani

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Re: Proposal to Purchase Carbonite, Inc.

Dear Gentlemen:

It has been more than a week since we presented our compelling proposal to acquire Carbonite, Inc. (“Carbonite”). We have been keeping abreast of the news surrounding Carbonite and have been looking forward to a response to our proposal that would allow us to commence confirmatory due diligence and/or participate in a process that will deliver greater near-term value to stockholders than our proposal to acquire all Carbonite shares for $15.00 in cash.

Although we were surprised at the timing (one day after our proposal was received) and the cost (approximately $7.5 million, or more than approximately $0.26 per share assuming stockholders get no more than our proposed price) of Mr. Ali’s hiring, we are optimistic that his strong background in strategy and deal-making make him particularly well-suited to oversee a sale to us and/or a process whereby all stockholders will receive even greater value by selling at a higher price to another buyer. We trust that Mr. Ali’s hiring will not slow down any process.

We also noted with interest the letters from Engine Capital, L.P. and Discovery Equity Partners, L.P. that make clear that j2 Global, Inc.’s (“j2”) desire to see stockholder value in Carbonite, including our own, maximized in the near term is shared by other large Carbonite stockholders. j2 patiently waited from August 2012 until December 2014 for Carbonite to deliver value to its stockholders through organic growth and market price validation. That did not happen and we believe that the vast majority of Carbonite stockholders believe that the time to deliver value to j2 and our fellow Carbonite stockholders is past due.

We look forward to hearing from Carbonite in the very near term to commence negotiations or establish a program for j2 to participate in a value maximizing sale process for Carbonite.

Sincerely,

Richard S. Ressler, Chairman j2 Global, Inc.

6922 Hollywood Boulevard   •   Hollywood, CA 90028 USA   •   323.860.9200

www.j2Global.com

The morning of December 11, 2014, j2 filed with the SEC an amendment to its Initial Schedule 13D, as amended, disclosing such letter.

On December 11, 2014, Mr. Ali sent a letter to Mr. Ressler, and the Company issued a press release including the full text of such letter, which is set forth below:

December 11, 2014

Dear Mr. Ressler:

Your letter dated December 10 has been shared with the entire Board. I am responding on its behalf.

Although I have been at the Company for only a few days, I am impressed by the seriousness with which the Board is taking its responsibilities in considering your acquisition proposal and its desire to reach a conclusion that is in the best interests of all of its shareholders. Those two factors lead the Board to consider the proposal in both a thoughtful and thorough manner, but also with reasonable dispatch. Toward that end, we have retained experienced counsel from Sidley Austin LLP and have just yesterday had the first of what will undoubtedly be a number of extensive Board meetings.

One element of that approach is for the Board to hear from me about my views of our strategy, business plan and projections. They are interested in my views because they share the perspective about my experience and expertise that you so kindly noted in your letter. I expect to be in a position to report my views to the Board in the next couple of weeks, and we have already scheduled a Board meeting for that purpose before Christmas.

The output of that meeting will then be provided to a financial advisor that we are in the process of retaining. In turn, this financial advisor will provide our Board with its perspective on intrinsic value. Taking into account that report and all other relevant considerations, our Board will then be in a position to reach a conclusion as to whether or not it wishes to explore a transaction with j2.

We realize that perhaps sincerely, and perhaps tactically, this is not the timetable you desire to follow. Nevertheless, the timetable our Board will follow will be dictated by the time it takes to fully consider this most critical question in keeping with its fiduciary duties. You can expect to hear from us in the first half of January.

In the meantime, we wish you and your family and your colleagues at j2 a happy holiday season.

All best,

Mohamad Ali

Also on December 11, 2014, Mr. Clifford introduced a representative of Party X’s financial advisors to Mr. Ali via email, and the representative of Party X’s financial advisors requested an introductory meeting.

On December 12, 2014, Carbonite Germany GmbH, an indirect wholly-owned subsidiary of the Company (“Carbonite Germany”), entered into a Share Purchase Agreement with the stockholders of MailStore pursuant to which Carbonite Germany agreed to acquire 100% of the equity interests in MailStore for a purchase price of EUR 15.95 million.

On December 12, 2014, a representative of Party X contacted Mr. Ali regarding its interest in meeting with the Company to discuss a potential combination.

On December 15, 2014, Ms. Danielle Sheer, Vice President, General Counsel and Secretary of the Company, confirmed during a conversation with representatives of Deutsche Bank that Deutsche Bank had no material potential conflicts of interest that would reasonably be expected to interfere with Deutsche Bank’s ability to act as financial advisor to the Company in connection with the 2014 Proposal.

On December 18, 2014, representatives of Party X and Party X’s financial advisors met with Messrs. Ali and Kane, Mr. Anthony Folger, Chief Financial Officer and Treasurer of the Company, and another member of Company management, in Boston, Massachusetts, at the request of Party X. During the meeting, a representative of Party X preliminarily indicated that Party X was considering an acquisition of the Company.

On December 22, 2014, the Board held a special in-person meeting in Boston, Massachusetts at which representatives from Foley and representatives from Sidley Austin were present. At the meeting, Messrs. Ali, Krasnow and Kane summarized communications with stockholders regarding the 2014 Proposal. Mr. Ali also provided an update regarding the December 18, 2014 meeting with Party X and its financial advisors. Messrs. Ali and Folger then presented management’s financial model overview to the Board, a draft of which had been provided to the Board in advance of the meeting. After discussion, the Board requested that management finalize the overview and send it to the Company’s financial advisors, once they had been engaged.

Later on December 22, 2014, Messrs. Kane, Munford and Clifford determined to engage Deutsche Bank as financial advisor to the Company, subject to the negotiation and execution of an engagement letter.

On December 24, 2014, j2 and the Offeror commenced the Offer for all of the outstanding Shares at the same $15.00 price per Share as the 2014 Proposal. That morning, j2 and the Offeror filed with the SEC the Schedule TO; j2 filed an amendment to its Schedule 13D; and j2 issued a press release announcing the launch of the Offer.

The morning of December 24, 2014, the Board held a special telephonic meeting at which representatives of Deutsche Bank, Foley and Sidley Austin were present. Representatives of Sidley Austin discussed the fiduciary duties of the Board and the tender offer process, including the requirement for the Company to file with the SEC a solicitation/recommendation statement on Schedule 14D-9. The Board determined to maintain the timeline outlined at the December 10, 2014 Board meeting in order to provide Deutsche Bank sufficient time to prepare its valuation analysis. A representative of Foley also discussed the potential adoption by the Board of a stockholder rights plan. The Board determined to reconvene on January 6, 2015 and January 8, 2015 to further consider, and determine its recommendation with respect to, the Offer and to discuss the potential adoption of a stockholder rights plan.

Also on December 24, 2014, j2 sent the Company a demand to inspect and copy the Company’s stock ledger, a list of the Company’s stockholders and various other books and records of the Company (the “220 Request”).

Later that day, the Company issued a press release advising that its stockholders take no action in response to the Offer and informing its stockholders that, consistent with its fiduciary duties, the Board, in consultation with its independent financial and legal advisors, would review the Offer and intended to advise the Company’s stockholders of the Board’s formal position regarding the Offer within ten business days by making available to stockholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9.

Also on December 24, 2014, the Company executed an engagement letter with Deutsche Bank pursuant to which Deutsche Bank agreed to serve as the Company’s financial advisor in connection with the Offer.

On December 26, 2014, a representative of Party X sent an email to Mr. Ali, noting the Offer and reiterating Party X’s interest in discussing a potential transaction. After Mr. Ali forwarded the email to representatives of Deutsche Bank, the Deutsche Bank representatives informed the representative of Party X that neither Deutsche Bank nor the Company would continue any of the discussions with Party X until after the Company had filed a Schedule 14D-9 solicitation/recommendation statement.

On January 2, 2015, the Company responded to the 220 Request.

On January 6, 2015, the Board held a special in-person meeting in Boston, Massachusetts at which representatives of Deutsche Bank, Foley and Sidley Austin were present. Ms. Sheer reported on her December 15, 2014 conversation with Deutsche Bank representatives, and the Deutsche Bank representatives confirmed that Deutsche Bank had no material potential conflicts of interest that would reasonably be expected to interfere with Deutsche Bank’s ability to act as financial advisor to the Company in connection with the Offer. The Deutsche Bank representatives then discussed with the Board their valuation analysis. The Foley representatives reviewed with the Board a draft stockholder rights plan and the Board’s fiduciary duties in connection with the decision whether to adopt such a plan. The legal and financial advisors then reviewed with the Board some of the key decisions that would need to be made in connection with the adoption of such a plan.

On January 8, 2015, the Board held a special in-person meeting in Boston, Massachusetts at which representatives of Deutsche Bank, Foley and Sidley Austin were present. At the meeting, the Board took action to address an inconsistency between Mr. Ali’s employment agreement, the Company’s certificate of incorporation and the Board’s prior actions with respect to the election of Mr. Ali to the Board. As a result of the change, Mr. Ali will be a candidate for election to a three-year term at the Company’s 2015 annual meeting of stockholders (rather than the Company’s 2016 annual meeting of stockholders). In addition, the Board approved a new agreement with Mr. Friend reflecting his new role as Executive Chairman.

The Sidley Austin representatives then again reviewed with the Board its fiduciary duties in the context of the Offer and discussed various options and the relevant timelines. The Deutsche Bank representatives then discussed with the Board their valuation analysis. The Board then discussed the Offer and potential responses thereto. Following discussion, the Board unanimously determined that the Offer substantially undervalues the Company, is opportunistic and is not in the best interests of the Company’s stockholders, and the Board unanimously determined to authorize the exploration of strategic alternatives, including a potential sale of the Company and/or potential material acquisitions, in order to maximize stockholder value.

The Board then determined to adopt a stockholder rights agreement to provide the Board with sufficient time to consider any and all strategic alternatives, including a potential sale of the Company (to j2 or otherwise) and/or potential material acquisitions.

The Board concluded the meeting by providing guidance to Deutsche Bank regarding the various parties to be contacted to discuss a potential transaction with the Company.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board considered numerous factors, including, but not limited to, those described below.

The Offer fails to deliver a compelling valuation.

•	The Board believes that the Offer substantially undervalues the Company based upon various factors considered, including presentations by its financial advisor. Furthermore, the Offer represents a premium of only 27.6% compared to the unaffected market price as of December 2, 2014, which is substantially below the mean and median premia paid in U.S. technology transactions from 2011 through 2014.

•	The Offer fails to sufficiently reward the Company’s stockholders for the contribution to synergies resulting from a potential combination with the j2 Group.

•	As a result of historical net operating losses (“NOLs”), the Company has accumulated significant NOL carry-forwards. The Offer does not sufficiently compensate the Company’s stockholders for the value opportunities reflected by these assets.

•	On December 12, 2014, after j2 publicly announced the 2014 Proposal, the Company announced that Carbonite Germany entered into an agreement to purchase MailStore. The acquisition closed on December 19, 2014. The Company believes that the Offer price does not reflect the significant value that the Company anticipates will be created through this acquisition.

•	The Company’s current and historic market prices do not reflect other opportunities for potential value creation identified by the Company’s new President and Chief Executive Officer, as discussed more fully below.

The Board firmly believes that the ideas of the Company’s new President and Chief Executive Officer and the execution of the Company’s strategic plan will deliver far greater value for the Company’s stockholders than that reflected in the Offer.

•	The new President and Chief Executive Officer has strategies with respect to improved operating and margin performance, scalability of the business and other areas of operational and strategic focus, including expanding the market for the Company’s products through broader distribution capabilities, as well as enhanced features and functionality in the product portfolio.

The Board has authorized the exploration of all strategic alternatives.

•	The Board is willing to explore all potential strategic alternatives, including a potential sale of the Company (to j2 or otherwise) and/or potential material acquisitions, in order to maximize stockholder value. The Company has been approached by parties, expressing interest in exploring transactions that could include a potential sale of the Company and/or potential material acquisitions. The Board has authorized Company management to explore these potential transactions as well as to engage in discussions with other parties that could lead to other potential transactions. The Board has not made a determination to enter into any transaction at this time or in the future, and there can be no assurances that any such transaction can or will be completed. The Company does not intend to provide updates unless and until the Board approves a specific transaction or otherwise determines that disclosure is appropriate or necessary.

The Offer is opportunistically timed.

•	The Board believes that the Offer represents an opportunistic attempt by j2 to purchase the Shares at a low share price and, as a result, deprive any Company stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the Company.

•	j2’s history with the Company indicates a desire to acquire the Shares at a low price. The 2012 Proposal was made by j2 during a period when the Company’s share price was at its historically lowest levels, and j2 indicated in the Initial Schedule 13D that “future offers, if any, may be at a price lower than included in the [2012] Proposal.”

•	The Company has demonstrated consistent non-GAAP net income improvement since 2010, with ($25M) for the year ended December 31, 2010, ($21M) for the year ended December 31, 2011, ($12M) for the year ended December 31, 2012, ($3M) for the year ended December 31, 2013, ($5M) for the nine months ended September 30, 2013 and $1M for the nine months ended September 30, 2014, propelled by the SMB pivot the Company started in 2013. Non-GAAP net income (loss) is a financial measure that has not been calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The most directly comparable GAAP financial measure is net income (loss). See Annex B for a reconciliation of non-GAAP net income (loss) to GAAP net income (loss). The Company believes j2 recognizes that the Company has moved into a new era of profit growth in 2014 and is moving to capture the value expected in this profit trajectory by acquiring the Company at the Offer price, before the Company’s stockholders are able to realize additional value.

•	The timing of the launch of the Offer appears to be designed to impede the Company’s new President and Chief Executive Officer from being able to fully articulate and begin to advance his vision and strategy for the Company. Mr. Ali’s first day as the Company’s President and Chief Executive Officer was December 3, 2014—the same day that the 2014 Proposal was publicly disclosed. When j2 sent a letter to the Company a week later to follow up on the 2014 Proposal, Mr. Ali responded (on behalf of the Board) the next day, stating that he expected “to be in a position to report [his] views to the Board in the next couple of weeks,” that a Board meeting for that purpose had been scheduled and explaining that the output from that meeting would be provided to a financial advisor that the Company was in the process of retaining. In the same letter, Mr. Ali stated, “You can expect to hear from us in the first half of January.” Disregarding this timetable, which the Company continues to believe was reasonable, the Offer was launched on December 24, 2014, Christmas Eve. The timing of the Offer forced the Company, including Mr. Ali, to divert substantial efforts away from the business and toward the preparation of this Statement, which was required to be filed on or before January 9, 2015. The timing of the Offer did not affect the timing of the January 8, 2015 Board meeting that had already been scheduled for the Board to consider the 2014 Proposal.

The conditions to the Offer create significant uncertainty and risk.

•	In light of j2’s letter, dated December 2, 2014, it is unclear whether j2’s objective is in fact to acquire the Company or simply to precipitate a transaction involving the Company in order to realize a gain on its investment in approximately 9.4% of the outstanding Shares. For example, the letter stated, “[A]fter more than two years as a patient stockholder, we believed it was time to see Carbonite take a strategic course that will maximize stockholder value in the near term…Whether it is this j2 offer or an alternative, we look forward to a transaction that creates value for all of Carbonite’s stockholders.”

•	The Offer contains numerous conditions, including, among many others, the Antitrust Condition, the Impairment Condition and the Delaware 203 Condition. See also above under “Item 2—Identity and Background of Filing Person—Tender Offer” and Annex A hereto. As a result, the Offer puts the Company and its stockholders at a substantial risk that it will never be consummated.

•	The Offer includes conditions providing the Offeror broad discretion to decide not to purchase the Shares. For example, the Offer provides that if at any time prior to the consummation of the Offer, there occurs or is threatened any change in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company that, in the j2 Group’s reasonable judgment, may be materially adverse to the Company, or the j2 Group becomes aware of any facts that, in the j2 Group’s reasonable judgment, may have material adverse significance with respect to the value of the Company or the value of the Shares to the j2 Group, the j2 Group may terminate the Offer. In addition, the Offer provides that the j2 Group may terminate the Offer if there is any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on December 23, 2014. The Offer also provides that the j2 Group may terminate the Offer if the Company adopts a stockholder rights agreement. As discussed in Item 8—Additional Information—Stockholder Rights Agreement, the Board authorized the adoption of such an agreement on January 8, 2015, and the Rights Agreement was executed on January 9, 2015.

•	There is no guarantee that the Offer can or will be completed as soon as j2 contemplates in its Offer materials. The Offer does not initially expire until January 26, 2015, and this date may be extended by the Offeror, subject to compliance with applicable securities laws, in its sole discretion.

•	The Offeror expressly reserves the right to amend the terms of the Offer at any time before it expires, including by decreasing the Offer price per Share or by changing the number of Shares being sought or the type of consideration.

The Board also considered a number of potentially countervailing factors and risks, including, without limitation:

•	the fact that the Offer, if consummated, would provide stockholders with certainty of value and liquidity;

•	the fact that there can be no assurance that the operating, margin and other improvements discussed above will be realized or the Company’s recent history of profit growth will continue;

•	the fact that the Offer is being made to any and all holders of Shares so all stockholders, in their capacity as such, have the opportunity to accept the Offer; and

•	the fact that the consummation of the Offer is not conditioned on j2 obtaining financing.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have given different weight to different factors. After considering the totality of the information and factors involved, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

Neither the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the Company’s directors, executive officers, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated as of December 24, 2014, the Company has retained Deutsche Bank as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay Deutsche Bank customary compensation in connection with its services.

In addition, the Company has agreed to reimburse Deutsche Bank for reasonable fees, expenses and disbursements of Deutsche Bank’s outside counsel and Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the engagement and to indemnify Deutsche Bank against certain liabilities relating to or arising out of the engagement.

The Company has engaged MacKenzie Partners to provide advisory, consulting and solicitation services in connection with, among other things, the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities arising from or in connection with the engagement.

The Company has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its communications consultant in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities resulting from, or relating to, materials prepared, or statements made, by Sard Verbinnen based on information provided by the Company.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, during the past 60 days, no transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries. All sales to cover withholding taxes and all acquisitions of Shares upon the exercise of Options reflected in the table below were effected pursuant to a previously established Rule 10b5-1 trading plan.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Anthony Folger	11/26/2014	Acquisition-Vesting of RSUs	1,563	$—
Anthony Folger	11/26/2014	Disposal-Sale to cover withholding tax	552	11.58
Peter Lamson	11/26/2014	Acquisition-Vesting of RSUs	781	—
Peter Lamson	11/26/2014	Disposal- Sale to cover withholding tax	277	11.58
Danielle Sheer	11/26/2014	Acquisition-Vesting of RSUs	625	—
Danielle Sheer	11/26/2014	Disposal- Sale to cover withholding tax	222	11.58
Anthony Folger	11/28/2014	Disposal-Open market sale	1,011	11.73
David Friend	12/1/2014	Acquisition-Vesting of RSUs	3,125	—
Timothy Clifford	12/2/2014	Acquisition-Vesting of Restricted Stock Awards	375	—
Jeffry Flowers	12/2/2014	Acquisition-Vesting of Restricted Stock Awards	375	—
Charles Kane	12/2/2014	Acquisition-Vesting of Restricted Stock Awards	375	—
Todd Krasnow	12/2/2014	Acquisition-Vesting of Restricted Stock Awards	375	—
Stephen Munford	12/2/2014	Acquisition-Vesting of Restricted Stock Awards	375	—
Pravin Vazirani	12/2/2014	Acquisition-Vesting of Restricted Stock Awards	375	—
Mohamad Ali	12/3/2014	Acquisition-Award of Options	250,000	—
Mohamad Ali	12/3/2014	Acquisition-Award of RSUs	450,000	—
Anthony Folger	12/3/2014	Acquisition-Exercise of Options	50,000	9.62
Anthony Folger	12/3/2014	Disposal-Open market sale	50,000	14.80
Danielle Sheer	12/12/2014	Acquisition-Vesting of RSUs	1,094	—
Danielle Sheer	12/12/2014	Disposal- Sale to cover withholding tax	364	13.74
David Friend	1/8/2015	Acquisition-Award of Options	100,000	—

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Except as described in “Item 4—Background of the Offer and Reasons for Recommendation—Background of the Offer,” the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Notwithstanding the foregoing, the Company may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and the Company has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or contracts entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the second paragraph of this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

The following table presents the calculated value of all compensation that is based upon or otherwise relates to the Offer and would potentially be paid or provided to the named executive officers of the Company in connection with the consummation of the Offer. For purposes of calculating such amounts, the Company has assumed that the Offer and any qualifying termination of employment occurred on January 2, 2015 for each named executive officer other than Mr. Friend or, in the case of Mr. Friend on January 8, 2015 in order to reflect the employment agreement entered into between him and the Company on such date, in each case, the latest practicable date prior to the filing of this Statement. The Company has rounded all dollar amounts to the nearest whole dollar.

Golden Parachute Compensation

Name	Cash($)(1)	Equity($)(2)	Perquisites/ Benefits($)(3)	Total($)
Mohamad Ali	$375,000	$6,890,000	$15,415	$7,280,415
David Friend	595,000	2,171,887	—	2,766,887
Anthony Folger	150,000	971,649	7,378	1,129,027
Peter Lamson	70,575	518,916	3,854	593,344
Brad Meiseles	70,000	603,405	3,854	677,259
Danielle Sheer	193,125	731,973	11,187	936,285
Swami Kumaresan(4)	—	—	—	—

(1)	The Company has entered into offer letters or employment agreements with each of Messrs. Ali, Folger, Lamson and Meiseles, and Ms. Sheer, providing for severance benefits if the named executive officer’s employment is terminated by the Company without cause at any time or by the named executive officer for good reason, in each case regardless of the consummation of the Offer. Upon a qualifying termination of employment, Messrs. Ali, Folger, Lamson and Meiseles and Ms. Sheer are entitled to severance benefits in an amount of 12, six, three, three and six months’ base salary, respectively. If Ms. Sheer is terminated in the one-year period following a change of control, she is entitled to severance benefits equal to nine months’ base salary. This column reflects severance benefits payable to Messrs. Ali, Folger, Lamson and Meiseles, and Ms. Sheer, assuming a qualifying termination of employment and change of control as of January 2, 2015. The termination benefits payable pursuant to the offer letters and employment agreements are “double-trigger” meaning that eligibility to receive the benefits requires a qualifying termination and is not triggered by the change of control alone.

The Company has also entered into an employment agreement with Mr. Friend, effective January 8, 2015, in connection with his transition from the role of President and Chief Executive Officer of the Company to Executive Chairman. Pursuant to his employment agreement, upon a termination of employment without cause or for good reason, in each case prior to February 28, 2016, Mr. Friend is entitled to receive a severance payment in an amount equal to $595,000, paid ratably over the 12-month period following the termination date. The severance payment payable pursuant to Mr. Friend’s employment agreement is “double-trigger” meaning that eligibility to receive the benefit requires a qualifying termination and is not triggered by the change of control alone.

(2)	Amounts reported in this column represent payments that the named executive officers would be eligible to receive upon a change of control, qualifying termination and in connection with the acceleration of Options and RSUs that are outstanding and unvested immediately prior to the consummation of the Offer.

Pursuant to the terms of the applicable offer letters and award agreements for each of Messrs. Folger, Lamson and Meiseles, and Ms. Sheer, acceleration of the Options and RSUs granted to such named executive officers is “double-trigger” meaning it requires a qualifying termination within the one-year period following a change of control or a successor entity’s failure to offer the named executive officer continued employment following a change of control.

Pursuant to the terms of Mr. Ali’s employment agreement with the Company, Mr. Ali was granted RSUs with respect to 450,000 Shares. The first 50,000 RSUs, which are scheduled to vest on December 31, 2015, are “single-trigger,” meaning they would accelerate upon the consummation of the Offer. In addition, as to the remaining 400,000 RSUs, another 100,000, which are scheduled to vest in the one-year period following consummation of the Offer, would vest immediately upon the change of control and are also “single-trigger.” The remaining 300,000 RSUs are “double-trigger” such that the vesting would accelerate upon a qualifying termination of employment in the one-year period following, or three-month period prior to, a change of control. The terms of Mr. Ali’s employment agreement and option award agreement with the Company do not address the treatment of Options upon a change of control. This column does not reflect any value Mr. Ali would receive assuming the Board exercised its discretion under the 2011 Plan to accelerate all of his Options. If the Board exercised its discretion to accelerate all of Mr. Ali’s Options not otherwise governed by an employment agreement, offer letter or award agreement, the 250,000 Options granted to Mr. Ali would be “single-trigger” and the Spread Value of such Options would be $140,000.

Pursuant to the terms of Mr. Friend’s employment agreement, Mr. Friend was granted an Option to purchase 100,000 Shares with such Option becoming exercisable quarterly over four years subject to Mr. Friend’s continued employment through the applicable vesting dates. The vesting schedule for such Options accelerates in full upon or following a change of control (as applicable) if, (i) Mr. Friend is not offered employment or continued employment by the successor entity, (ii) prior to the first anniversary of such change of control, Mr. Friend is discharged by the successor entity other than for cause or resigns from his employment with the successor entity due to good reason or (iii) Mr. Friend is terminated as a director of the Company prior to June 1, 2017 or is requested by the successor entity to tender his resignation as a director of the Company as a condition to and simultaneous with the consummation of a change of control by the successor entity. Assuming the Options granted to Mr. Friend pursuant to his employment agreement accelerated in connection with the consummation of the Offer, the Spread Value for such Options would be $110,000.

With respect to previously granted equity awards, pursuant to the terms of Mr. Friend’s award agreements, upon a change of control, Mr. Friend is entitled to full vesting acceleration with respect to his unvested Options and RSUs if he is terminated without cause, if he resigns for good reason prior to the first anniversary of the change of control or if he is not offered continued employment with the successor entity in a change of control. Acceleration of all Options, including those granted pursuant to his employment agreement, and RSUs granted to Mr. Friend is “double-trigger.”

Assuming a qualifying termination and change of control or assuming a named executive officer is not offered continued employment with the successor entity in a change of control, in each case, as of January 2, 2015 for each named executive officer other than Mr. Friend and as of January 8, 2015 for Mr. Friend, the following table summarizes, with respect to each named executive officer of the Company, (i) the aggregate Spread Value of the unvested accelerated Options held by such named executive officer and (ii) cash consideration that would be payable in respect of the accelerated RSUs held by such named executive officer, based on the Offer price of $15.00 per Share. The table does not reflect amounts that would be paid to Mr. Ali if the Board exercised discretion to accelerate the vesting of Options not otherwise governed by an employment agreement, offer letter or award agreement.

Name	Acceleration of Single- Trigger Options ($)	Acceleration of Double- Trigger Options ($)	Acceleration of Single Trigger RSU Awards ($)	Acceleration of Double Trigger RSU Awards ($)	Total ($)
Mohamad Ali	$140,000	—	$2,250,000	$4,500,000	$6,890,000
David Friend	—	$1,562,512	—	609,375	2,171,887
Anthony Folger	—	666,969	—	304,680	971,649
Peter Lamson	—	366,576	—	152,340	518,916
Danielle Sheer	—	380,418	—	351,555	731,973
Brad Meiseles	—	—	—	603,405	603,405
Swami Kumaresan	—	—	—	—	—

For further information on the vesting terms of outstanding Options and RSUs contained in the named executive officers’ offer letters and employment agreements, please see the section titled “Potential Severance and Change of Control Benefits” above.

(3)	Pursuant to the terms of the offer letter or employment agreement with the Company, the amounts in this column represent the estimated cost of providing the health insurance premiums for a period of 12, six, three and three months for Messrs. Ali, Folger, Lamson and Meiseles, respectively, and for a period of nine months for Ms. Sheer, in each case following a qualifying termination of employment. These amounts are “double-trigger” meaning they require a termination of employment and are not triggered by a change of control alone.

(4)	Effective July 31, 2014 and independent of the Offer, Mr. Kumaresan’s employment with the Company terminated. Mr. Kumaresan received separation benefits in accordance with his prior offer letter of a cash severance payment equal to six months base salary and continued monthly health premiums for six months following his termination date. Because such separation benefits were independent of the Offer, the amounts received by Mr. Kumaresan have been excluded from this table.

Regulatory Approvals

U.S. Antitrust Clearance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the HSR Act, the Offeror is required to file a Notification and Report Form with the Antitrust Division and the FTC relating to its proposed acquisition of the Company. The Company will be required to submit a responsive Notification and Report Form with the FTC and the Antitrust Division on or before 5:00 p.m. on the tenth day following the Offeror’s filing of its Notification and Report Form. To the knowledge of the Company, as of the date of this Statement, the Offeror has not yet filed any Notification and Report Form with the Antitrust Division or the FTC in connection with the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by the Offeror of its Notification and Report Form with respect to the Offer, unless the Offeror receives a request for additional information or documentary material from the Antitrust Division or the FTC or both agencies grant early termination of the waiting period. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC were to issue a request for additional information or documentary material concerning the Offer, the HSR Act provides that the waiting period would expire 10 days after the date the Offeror certifies substantial compliance with such request.

Subject to certain circumstances described in the Offer to Purchase under “The Offer—Section 14—Conditions of the Offer,” any extension of the waiting period will not give rise to any withdrawal rights of j2 or the Offeror not otherwise provided for by applicable law. If the acquisition of Shares by the Offeror is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by any other antitrust regulator, the Offer may, but need not, be extended by j2 and the Offeror.

At any time before or after the Offeror’s acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer, or seeking the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, and, if such a challenge is made, there can be no assurance as to the result thereof. If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, j2 and the Offeror, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Potential Merger while such discussions are ongoing.

Additionally, the Offeror may terminate the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state or a private party has commenced or threatens to commence an action or proceeding against the Offer or Potential Merger, among other things, threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, (a) challenging or seeking to make illegal, delay or otherwise restrain or prohibit the making of the Offer, the acceptance for payment of or payment for any Shares by the j2 Group or the consummation by the j2 Group of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of the j2 Group’s full rights of ownership or operation by the j2 Group of all or any portion of the j2 Group’s business or assets or those of the Company or to compel the j2 Group to dispose of or hold separate all or any portion of its business or assets or those of the Company or seeking to impose any limitation on the j2 Group’s ability to conduct such businesses or own such assets, (d) seeking to impose limitations on the j2 Group’s ability to exercise full rights of ownership of the Shares, including the right to vote any Shares, (e) seeking to require divestiture by the j2 Group of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected, in the j2 Group’s reasonable judgment, to be derived by the j2 Group as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or the value of the Shares to the j2 Group. See “The Offer—Section 14—Conditions of the Offer” in the Offer to Purchase for additional information regarding conditions to the Offer.

Foreign Antitrust Considerations. The Company has a German subsidiary and has sales in other countries outside the United States. In 2013, the Company’s revenue and long-lived assets located outside the United States did not exceed 10% of total revenue and total assets. Nevertheless, the Offer may be subject to antitrust filings in certain of the jurisdictions in which the Company, j2 or the Offeror conducts operations. The Offeror has stated in the Schedule TO that it will also comply with any antitrust clearance filing requirements imposed in foreign jurisdictions. Competition authorities in those countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares pursuant to the Offer or seek the divestiture of the Shares acquired by the Offeror or the divestiture of substantial assets of the Company or its subsidiaries or the Offeror or its subsidiaries. There can be no assurance that the Offeror will obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.

Delaware Anti-Takeover Statute

As a publicly-traded Delaware corporation, the Company is subject to the provisions of Section 203, which imposes restrictions upon certain business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203. In general, Section 203 prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether to tender shares); or

•	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by a the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

For purposes of Section 203, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment to a corporation’s certificate of incorporation or bylaws electing not to be governed by Section 203 is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s certificate of incorporation nor bylaws exclude the Company from the coverage of Section 203. Unless the Offeror’s acquisition of 15% or more of the Shares is approved by the Board prior to the consummation of the Offer, Section 203 will prohibit consummation of a merger (or any other business combination with the Offeror or any affiliate or associate thereof), including the Potential Merger, for a period of three years following consummation of the Offer unless each such merger or business combination is approved by the Board and holders of 66-2/3% of the Shares, excluding the Offeror, or unless the Offeror acquires at least 85% of the Shares in the Offer (as calculated above). The provisions of Section 203 would be satisfied and the restrictions on business combinations would not apply if, prior to the consummation of the Offer, the Board approves the Offer.

Stockholder Rights Agreement

With its stockholders’ interests in mind, the Company has taken measures to protect its value for its stockholders. One of these measures is the Company’s stockholders rights plan (the “Rights Plan”), as set forth in the Rights Agreement, dated as of January 9, 2015, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The Rights Plan is intended to preserve for the Company’s stockholders the long-term value of their investment in the Company and protect them against coercive, unfair or inadequate tender offers and other abusive takeover tactics. The Rights Plan is intended to provide the Board with sufficient time to consider any and all alternatives to such an action and does not prevent the Board from considering or accepting an offer, if the Board believes such action is fair, advisable and in the best interests of the Company’s stockholders.

The Rights Plan has the effect of requiring any party seeking to acquire 10% or more of the outstanding Shares (or 20% in the case of certain passive investors who are entitled to file, and file, a statement on Schedule 13G (“13G Investors”)) to first obtain the approval of the Board. In the event any such party acquires 10% (or 20% in the case of 13G Investors) or more of the outstanding Shares without first obtaining such Board approval, the rights distributed pursuant to the Rights Plan and held by the Company’s stockholders other than the acquiror would become exercisable for Shares or common stock of the acquiror at a discounted price that would make the acquisition prohibitively expensive. If, as of the time of the public announcement of the Rights Plan, a stockholder’s beneficial ownership is at or above 10% (or 20% in the case of 13G Investors), that stockholder’s existing ownership percentage is grandfathered, but, with certain exceptions, the rights would become exercisable if at any time after the time of the public announcement of the Rights Plan, the stockholder increases its ownership percentage by 0.001% or more (except in the case of any such increase due to equity issuances or grants to Company directors). The Board believes the Rights Plan will help the stockholders of the Company at this time by effectively preventing the Offeror and the j2 Group from opportunistically acquiring the Company at a price that the Board believes is inadequate for the reasons discussed above and by permitting the Company to explore all strategic alternatives, including a potential sale of the Company (to j2 or otherwise) and/or potential material acquisitions, in order to maximize shareholder value. At a meeting on January 8, 2015, the Board took action to extend the “Distribution Date” under the Rights Plan, which otherwise would occur on the tenth business day after the Offer was first published or sent or given within the meaning of Rule 14d-2(a) under the Exchange Act, until the earlier of (i) the Close of Business on the tenth Business Day after the Shares Acquisition Date (as such terms are defined in the Rights Agreement) or (ii) such other time as the Board shall designate by subsequent resolution adopted by the Board.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and a merger involving the Company, including the Potential Merger, is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Potential Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer and any subsequent merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Statement as Annex C.

Delaware Law

The Potential Merger would need to comply with various applicable procedural and substantive requirements of Delaware law in addition to those discussed above. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. The Offeror would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer and their Shares are purchased by the Offeror pursuant to the Offer. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Forward-Looking Statements

This Statement contains “forward-looking statements” that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of the Company’s management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the Company’s ability to accurately forecast revenue and appropriately plan the Company’s expenses and working capital requirements; the Company’s ability to generate additional revenue; the Company’s ability to retain existing customers and attract new customers; the Company’s ability to protect its customers’ stored files and adequately address privacy concerns; the impact of actual or threatened litigation, including intellectual property infringement claims involving the Company or its industry; the impact of increased competition in the Company’s business; interruptions in service and any related impact on the Company’s reputation; the Company’s ability to maintain, protect and enhance its brand; business disruptions, costs and future events related to the Offer; and those discussed in the section titled “Risk Factors” included in the Company’s reports filed with the SEC, including the risk factors funder under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. Furthermore, such forward-looking statements speak only as of the date of this Statement. Except as required by law, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document

(a)(1)	Press release issued by the Company on January 9, 2015 relating to recommendation.

(a)(2)	Letter to the Company’s stockholders dated January 9, 2015.

(a)(3)	Letter to the Company’s employees dated January 9, 2015.

(e)(1)	Excerpts of Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 15, 2014.

(e)(2)	Amended and Restated Certificate of Incorporation of Carbonite, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011).

(e)(3)	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2015).

(e)(4)	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 12, 2011).

(e)(5)	Amended and Restated 2005 Stock Incentive Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the Amended and Restated 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2011).

Exhibit No.	Document

(e)(6)	2011 Equity Award Plan and Form of Incentive Stock Option Agreement, Nonqualified Stock Option Agreement, and Stock Restriction Agreement under the 2011 Equity Award Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the SEC on July 13, 2011).

(e)(7)	Form of Restricted Stock Unit Agreement under the 2011 Equity Award Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K filed with the SEC on March 5, 2014).

(e)(8)	Form of Stock Restriction Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2014).

(e)(9)	Executive Employment Agreement with Mohamad Ali, dated December 3, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 4, 2014).

(e)(10)	Amendment to Executive Employment Agreement with Mohamad Ali, dated January 8, 2015 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2015).

(e)(11)	Severance Agreement with David Friend, dated as of May 3, 2011 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 12, 2011).

(e)(12)	Employment Agreement with David Friend, dated as of January 8, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2015).

(e)(13)	Offer Letter with Swami Kumaresan, dated as of September 7, 2007 (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 12, 2011).

(e)(14)	Amendment to Offer Letter with Swami Kumaresan, dated as of April 18, 2011 (incorporated by reference to Exhibit 10.7A to the Company’s Registration Statement on Form S-1 filed with the SEC on May 12, 2011).

(e)(15)	Amendment to Offer Letter with Swami Kumaresan, dated as of April 26, 2012 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2012).

(e)(16)	Offer Letter with Anthony Folger, dated as of November 21, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 2, 2013).

(e)(17)	Offer Letter with Peter Lamson, dated December 8, 2010 (incorporated by reference to Exhibit 99.2A to the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2013).

(e)(18)	Amendment to Offer Letter with Peter Lamson, dated April 18, 2011 (incorporated by reference to Exhibit 99.2B to the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2013).

(e)(19)	Amendment to Offer Letter with Peter Lamson, dated April 18, 2011 (incorporated by reference to Exhibit 99.2C to the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2013).

(e)(20)	Amended and Restated Offer Letter with Danielle Sheer dated August 1, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2014).

Exhibit No.	Document

(e)(21)	Offer Letter with Brad Meiseles, dated October 8, 2013.

(e)(22)	Rights Agreement, dated as of January 9, 2015, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2015).

(e)(23)

Third Amended and Restated Investors’ Rights Agreement by and among Carbonite, Inc. and the persons and entities listed on Exhibit A attached thereto, dated as of December 24, 2009 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 12, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARBONITE, INC.

By:	/s/ Danielle Sheer
Danielle Sheer
Vice President, General Counsel and Secretary

Dated: January 9, 2015

Annex A

Conditions to the Offer

The Schedule TO provides that consummation of the Offer is conditioned upon, among other things:

(i) the waiting period under the HSR Act, if applicable, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer on antitrust grounds, as described in the Offer to Purchase (the “Antitrust Condition”);

(ii) the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Offeror, the Offeror’s or j2’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to j2 of the acquisition of Carbonite (the “Impairment Condition”); and

(iii) the Offeror being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL (the “203 Condition”).

The Schedule TO provides that, notwithstanding any other provision of the Offer, the j2 Group is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Antitrust Condition, the Impairment Condition or the 203 Condition shall not have been satisfied, or if, at any time on or after the date of the Schedule TO and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the j2 Group or any of its subsidiaries or affiliates or the consummation by the j2 Group or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of the j2 Group’s full rights of ownership or operation by the j2 Group or any its subsidiaries or affiliates of all or any portion of the j2 Group’s business or assets or those of the Company or any of the j2 Group’s or the Company’s respective subsidiaries or affiliates or to compel the j2 Group or any of the j2 Group’s subsidiaries or affiliates to dispose of or hold separate all or any portion of the j2 Group’s business or assets or those of the Company or any of the j2 Group’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on the j2 Group or any of its subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on the j2 Group’s ability or that of any of its subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the j2 Group or any of its subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture or sale by the j2 Group or any of its subsidiaries or affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected, in the j2 Group’s reasonable judgment, to be derived by the j2 Group or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the j2 Group or any of its subsidiaries or affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to j2, the Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in the j2 Group’s reasonable judgment, does or may, directly or indirectly, result in any of the outcomes which may occur as a result of the actions referred to in clauses (a) through (g) of paragraph (i) above;

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its subsidiaries that, in the j2 Group’s reasonable judgment, is or may be materially adverse to the Company or any of its subsidiaries, the j2 Group becomes aware or would reasonably be expected to become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the j2 Group, or the j2 Group becomes aware or would reasonably expected to become aware of any material contractual right or obligation of the Company or any of its subsidiaries that, in the j2 Group’s reasonable judgment, could result in a material decrease in the value of the Shares to the j2 Group purchased in the Offer;

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on December 23, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in the j2 Group’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the j2 Group’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or the j2 Group otherwise learns that any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer, (b) any such person or group which, prior to the date of the Offer, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

(vi) the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the j2 Group or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the j2 Group or the j2 Group’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or the j2 Group shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the j2 Group becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (m) adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device that is designed to prevent or make, or has the effect of preventing or making, more difficult an unsolicited takeover of the Company;

(vii) the j2 Group becomes aware or would reasonably be expected to become aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries (other than indebtedness under its existing indenture(s)) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by the j2 Group or any of the j2 Group’s subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the j2 Group or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by the j2 Group or the j2 Group’s consummation of a merger or other similar business combination involving the Company);

(viii) the j2 Group and the Company reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix) the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the j2 Group’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to j2 and the Offeror or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of j2, the Offeror and their affiliates and may be asserted by the j2 Group in its discretion regardless of the circumstances giving rise to any such conditions or may be waived by the j2 Group in its discretion in whole or in part at any time or from time to time before the Expiration Date. The j2 Group expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. The j2 Group’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

Annex B

Reconciliation of Non-GAAP Financial Measures

This Statement contains references to non-GAAP net income (loss), which is a non-GAAP financial measure. Non-GAAP net income (loss) consists of net income (loss), calculated in accordance with GAAP but excluding amortization expenses on intangible assets, stock-based compensation expenses, patent litigation expenses and lease exit charges. The Company believes that this non-GAAP measure provides useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses this non-GAAP financial measure to compare the Company’s performance to that of prior periods and uses it in financial reports prepared for management and the Company’s board of directors. The Company believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software-as-a-service companies, many of which present similar non-GAAP financial measures to investors. However, this measure may be inconsistent with similar measures presented by other companies.

The Company does not consider non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The Company urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which are included below, and not to rely on any single financial measure to evaluate the Company’s business.

Calculation of Non-GAAP Net Income (Loss)

	Nine Months Ended September 30, 2014
	2014	2013
	(unaudited)
Net loss (GAAP)	$(4,217)	$(10,923)
Add:
Amortization of intangibles	676	692
Stock-based compensation expense	4,295	3,658
Patent litigation expense	42	1,620
Lease exit charge	—	107

Non-GAAP net income (loss)	$796	$(4,846)

	Twelve Months Ended December 31,
	2013	2012	2011	2010
Net loss (GAAP)	$(10,605)	$(18,936)	$(23,536)	$(25,763)
Add:
Amortization of intangibles	918	314	155	—
Stock-based compensation expense	4,777	4,131	1,445	542
Patent litigation expense	1,621	1,618	966	39
Lease exit charge	107	1,174	—	—

Non-GAAP net income (loss)	$(3,182)	$(11,699)	$(20,970)	$(25,182)

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Annex C

Section 262 of the DGCL

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4